Exhibit 99.4

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto ON M5H 2S5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Bank of Montreal

We consent to the inclusion in this annual report on Form 40-F of:

(i)

our independent auditors’ report “of registered public accounting firm” dated December 6, 2011 on the Consolidated Balance Sheets of Bank of Montreal (the “Bank”) as at October 31, 2011 and 2010, and the Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows for each of the years in the three-year period ended October 31, 2011;

(ii)	our independent auditors’ report of registered public accounting firm dated December 6, 2011 on the Bank’s internal control over financial reporting as of October 31, 2011;

each of which is contained in this annual report on Form 40-F of the Bank for the fiscal year ended October 31, 2011.

We also consent to the incorporation by reference of such reports in the following Registration Statements of the Bank:

(1)	Registration Statement – Form F-3 – File No. 333-173924

(2)	Registration Statement – Form F-3 – File No. 33-96354

(3)	Registration Statement – Form S-8 – File No. 333-177579

(4)	Registration Statement – Form S-8 – File No. 333-177568

(5)	Registration Statement – Form S-8 – File No. 333-176479

(6)	Registration Statement – Form S-8 – File No. 333-175413

(7)	Registration Statement – Form S-8 – File No. 333-175412

(8)	Registration Statement – Form S-8 – File No. 333-113096

(9)	Registration Statement – Form S-8 – File No. 333-14260

(10)	Registration Statement – Form S-8 – File No. 33-92112

Chartered Accountants, Licensed Public Accountants

December 6, 2011

Toronto, Canada